UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Core-Mark Holding Company, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

218681104
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	147,196

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	147,196

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	147,196

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.4%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	237,599

8. Shared Voting Power	-0-

9. Sole Dispositive Power	237,599

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	237,599

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.26%

14. Type of Reporting Person	PN

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	59,163

8. Shared Voting Power	-0-

9. Sole Dispositive Power	59,163

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	59,163

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.56%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	82,199

8. Shared Voting Power	-0-

9. Sole Dispositive Power	82,199

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	82,199

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.78%

14. Type of Reporting Person	PN

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	29,738

8. Shared Voting Power	-0-

9. Sole Dispositive Power	29,738

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	29,738

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.28%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	70,361

8. Shared Voting Power	-0-

9. Sole Dispositive Power	70,361

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	70,361

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.67%

14. Type of Reporting Person	CO

CUSIP No.	218681104

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	47,336

8. Shared Voting Power	-0-

9. Sole Dispositive Power	47,336

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	47,336

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.45%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Core-Mark Holding Company, Inc. The address of the Issuer’s principal executive offices is 395 Oyster Point Boulevard, Suite 415, South San Francisco, California 94080.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President of these general partners is Gideon J. King. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Michael S. Emanuel, Vice President and Secretary; Peter A. Tcherepnine, Vice President and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Gideon J. King is Executive Vice President. The other officers listed above are also officers of LPC. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) in margin accounts maintained with prime brokers.

Item 4.	Purpose of Transaction

Loeb has acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of May 30, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	237,599
Loeb Partners Corporation**	147,196
Loeb Offshore Fund Ltd.	59,163
Loeb Marathon Fund LP	70,361
Loeb Marathon Offshore Fund, Ltd.	47,336
Loeb Arbitrage B Fund LP	82,199
Loeb Offshore B Fund Ltd.	29,738

Total	673,592

Shares of Common Stock constitute 6.4% of the 10,531,037 outstanding shares of Common Stock as reported by the issuer.

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made in the last sixty (60) days:

Purchases and Sales (-) of Common Stock

	Date	Shares	Average Price
Loeb Partners Corp.**	4/7/2008	-734	29.44
	4/17/2008	-4,600	28.95
	4/18/2008	-2,453	29.28
	4/21/2008	-2,453	29.12
	4/22/2008	-2,453	27.62
	4/23/2008	-694	27.46
	4/24/2008	-2,827	29.15
	4/25/2008	-600	29.27
	4/28/2008	-2,453	29.26
	4/29/2008	-5,042	29.80
	4/30/2008	-2,153	29.63
	5/1/2008	-2,995	29.15
	5/2/2008	-2,708	28.97
	5/5/2008	-2,453	28.02
	5/6/2008	-2,453	27.58
	5/8/2008	-404	27.26
	5/9/2008	-2,846	27.47
	5/12/2008	-1,319	29.06
	5/14/2008	-2,453	28.37
	5/15/2008	-2,458	27.69
	5/16/2008	-606	28.01
	5/20/2008	-5,590	27.28
	5/21/2008	-692	28.24
	5/22/2008	-3,600	27.95
	5/23/2008	-1,006	27.56
	5/27/2008	-10,000	28.85
	5/28/2008	-107	29.69
	5/30/2008	-329	29.39

	Date	Shares	Average Price
Loeb Arbitrage Fund	4/07/2008	-884	29.44
	4/24/2008	-869	29.15
	4/29/2008	-3,607	29.80
	5/01/2008	-3,336	29.15
	5/02/2008	-947	28.97
	5/08/2008	-1,318	27.26
	5/09/2008	-837	27.47
	5/12/2008	-1,029	29.06

	5/15/2008	-19	27.69
	5/20/2008	-1,472	27.28
	5/21/2008	-1,018	28.24
	5/28/2008	-503	29.69
	5/30/2008	-529	29.39

	Date	Shares	Average Price
Loeb Offshore Fund	4/07/2008	-219	29.44
	4/24/2008	-174	29.66
	4/29/2008	-894	29.80
	5/01/2008	-807	29.15
	5/02/2008	-165	28.97
	5/08/2008	-261	27.26
	5/09/2008	-183	27.25
	5/12/2008	-202	29.06
	5/15/2008	-6	27.69
	5/20/2008	-345	27.28
	5/21/2008	-253	28.24
	5/28/2008	-104	29.69
	5/30/2008	-132	29.39

	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	4/07/2008	-306	29.44
	4/24/2008	-323	29.66
	4/29/2008	-1,249	29.80
	5/01/2008	-1,125	29.15
	5/02/2008	-313	28.97
	5/08/2008	-496	27.26
	5/09/2008	-305	27.47
	5/12/2008	-399	29.06
	5/20/2008	-524	27.28
	5/21/2008	-352	28.24
	5/28/2008	-190	29.69
	5/30/2008	-183	29.39

	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	4/07/2008	-111	29.44
	4/24/2008	-122	29.66
	4/29/2008	-453	29.80
	5/01/2008	-444	29.15
	5/02/2008	-119	28.97
	5/08/2008	-188	27.26
	5/09/2008	-113	27.25
	5/12/2008	-151	29.06
	5/20/2008	-191	27.28

	5/21/2008	-128	28.24
	5/28/2008	-70	29.69
	5/30/2008	-66	29.39

	Date	Shares	Average Price
Loeb Marathon Fund	4/07/2008	-257	29.44
	4/24/2008	-64	29.66
	4/29/2008	-1,049	29.80
	5/01/2008	-1,028	29.15
	5/02/2008	-62	28.97
	5/09/2008	-101	27.80
	5/20/2008	-286	27.28
	5/21/2008	-301	28.24
	5/30/2008	-156	29.39

	Date	Shares	Average Price
Loeb Marathon Offshore Fund	4/07/2008	-173	29.44
	4/24/2008	-41	29.66
	4/29/2008	-706	29.80
	5/01/2008	-692	29.15
	5/02/2008	-39	28.98
	5/09/2008	-68	27.80
	5/20/2008	-192	27.28
	5/21/2008	-202	28.24
	5/30/2008	-105	29.39

___________________

** Shares of Common Stock purchased for the accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LLC, G.P.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT LLC, G.P.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: June 2, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President